Locke Liddell & Sapp LLP
Attorneys & Counselors

2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
January 24, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Desert Capital REIT, Inc.
Amendment No. 2 to Form S-11
Registration No. 333-128885
Dear Ms. Wolff:
     Set forth below are the responses of Desert Capital REIT, Inc. (the “Company”) to the Commission’s comment letter dated December 30, 2005.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s response immediately following each of the Commission’s comments. All page references are to the clean copy of Amendment No 2 to Form S-11.
The Advisory Agreement
1.	We note your response to Comment 2. Please revise this section to note the management fee that you continue to pay ARJ Management Inc.
The requested disclosure has been added. Please see page 9.
Distribution Policy, page 34
2.	We note your response to comment 3. With respect to the quarters during which you used offering proceeds to pay such amounts, please revise the disclosure to characterize the amounts paid to investors as distributions rather than dividends since such amounts include a return of capital. Similarly, please revise references to aggregate “dividends.”
The Company has made the requested changes throughout the Form S-11.
Undertakings, page II-3
3.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

The Company has revised the Item 512(a) undertakings. Please see pages II-3 and II-4.
     To expedite your review, we are sending to you via FedEx a clean and a marked copy of the amendment, showing the changes made since the prior filing. We understand that the Commission may have additional comments after reviewing our amendment and responses.
     Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (214) 740-8000.

Sincerely,
/s/ Gina E. Betts

Gina E. Betts

cc:	David Roberts, Securities and Exchange Commission
Todd B. Parriott, Desert Capital REIT, Inc.